# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nouveau Monde Graphite Inc., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common shares
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Date of event which requires filing of this statement: 03/26/2026
Amends the filing with accession number 0000898432-24-001047
Filed by CIK 0002049820
Persons authorized to receive notices and communications: Selin Bastin, 1250 Rene-Levesque Blvd. West, Suite 1400, Montreal, Quebec Canada (A8), H3B 5E9, 514-937-2772; David A. Bartz, K&L Gates LLP, 501 Commerce Street, Suite 1500, Nashville, Tennessee (TN), 37203, (615) 780-6700

## Reporting persons
- Canada Growth Fund Inc. (CIK 0002049820): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 39,682,538; sole dispositive power 0; shared dispositive power 39,682,538; aggregate amount beneficially owned 39,682,538 (22% of the class)
  Comment: Items 8, 10, 11, and 13 include the number of common shares, no par value per share (Common Shares), of Nouveau Monde Graphite Inc. (NMG) issuable to Canada Growth Fund Inc. (CGF) upon exercise of all Warrants held by CGF.
  
  In Item 13, the percentage is based on 180,602,808 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1) (Rule 13d-3(d)(1)) of the Securities and Exchange Act of 1934, as amended (Exchange Act), calculated as the sum of 160,761,539 Common Shares outstanding according to the Form 40-F filed by NMG with the U.S. Securities and Exchange Commission (SEC) on March 26, 2026, plus 19,841,269 Common Shares that are issuable upon exercise of Warrants held by CGF.
- Canada Growth Fund Investment Management Inc. (CIK 0002049818): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 39,682,538; sole dispositive power 0; shared dispositive power 39,682,538; aggregate amount beneficially owned 39,682,538 (22% of the class)
  Comment: Items 8, 10, 11, and 13 include the number of Common Shares issuable to CGF upon exercise of all Warrants held by CGF. Canada Growth Fund Investment Management Inc. (CGFIM) is the discretionary exclusive investment manager for CGF, and, therefore, CGFIM may be deemed to beneficially own the Common Shares held by CGF as discretionary exclusive investment manager for CGF.
  
  In Item 13, the percentage is based on 180,602,808 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 160,761,539 Common Shares outstanding according to the Form 40-F filed by NMG with the SEC on March 26, 2026, plus 19,841,269 Common Shares that are issuable upon exercise of Warrants held by CGF.

## Item 1. Security and Issuer
Title of class of securities: Common shares
Name of issuer: Nouveau Monde Graphite Inc.
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Comment: This Amendment No. 1 to the Schedule 13D (Amendment No. 1) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on December 23, 2024 (Schedule 13D). This Amendment No. 1 is being filed solely due to an increase in NMG's total number of outstanding Common Shares and not as a result of any transactions by the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1, are incorporated herein by reference. Under the definition of beneficial ownership, as set forth in Rule 13d-3 under the Exchange Act, each Reporting Persons may be deemed to have (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security (and therefore beneficially own), the 39,682,538 Common Shares, which represents approximately 22.0% of the outstanding Common Shares. This percentage was calculated based on 180,602,808 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 160,761,539 Common Shares outstanding according to the Form 40-F filed by NMG with the SEC on March 26, 2026, plus 19,841,269 Common Shares that are issuable upon exercise of Warrants held by CGF.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to Item 5(a) hereof is incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Common Shares were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any person named in Exhibit 1.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Directors and Executive Officers of the Reporting Persons

## Signatures
- Canada Growth Fund Inc.: /s/ Selin Bastin, Selin Bastin, Chief Legal Officer of Canada Growth Fund Investment Management Inc., its Manager (03/30/2026)
- Canada Growth Fund Inc.: /s/ Yannick Beaudoin, Yannick Beaudoin, President and Chief Executive Officer of Canada Growth Fund Investment Management Inc., its Manager (03/30/2026)
- Canada Growth Fund Investment Management Inc.: /s/ Selin Bastin, Selin Bastin, Chief Legal Officer (03/30/2026)
- Canada Growth Fund Investment Management Inc.: /s/ Yannick Beaudoin, Yannick Beaudoin, President and Chief Executive Officer (03/30/2026)